Mail Stop 4561

July 8, 2009

Mr. Miron (Ronnie) Kenneth
Chief Executive Officer and Chairman
Voltaire Ltd.
13 Zarhin Street
Raanana 43662 Israel

  Re: Voltaire Ltd.
    Form 20-F for the Fiscal Year Ended December 31, 2008
    Filed April 2, 2009
    Form 6-K filed February 18, 2009
    Form 6-K filed May 6, 2009
    File No. 001-33611

Dear Mr. Kenneth:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

        Sincerely,

        Stephen Krikorian
        Accounting Branch Chief